Filed by Global Blue Holding Group AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Far Point Acquisition Corporation

Commission File No.: 001-38521

Date: January 21, 2020

EXECUTION VERSION

FOUNDER SHARES SURRENDER AGREEMENT

January 16, 2020

Far Point Acquisition Corporation

18 West 18th Street

New York, NY 10011

Attn:    Thomas Farley

            David Bonanno

SL Globetrotter, L.P.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Attn:     Legal Depart

Global Blue Group Holding AG

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Attn:     Legal Depart

Re: Surrender of Shares

Reference is made to that certain Merger Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time, the “Merger Agreement”), by and among SL Globetrotter, L.P., a Cayman Islands exempted limited partnership (“SL Fund”), Global Blue Group Holding AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law, with its registered office in Wangen-Brüttisellen, Switzerland (“New Topco”), Far Point Acquisition Corporation, a Delaware corporation (“FPAC”), and the other parties set forth on the signature pages thereto. This letter agreement (this “Letter Agreement”) is being entered into by and among Far Point LLC, a Delaware limited liability company (the “Founder”), FPAC, SL Fund and New Topco in connection with the transactions contemplated by the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and with the consummation (without modification, waiver or amendment) of the transactions contemplated by the Merger Agreement (other than those contemplated by paragraphs 1 to 3 of this Letter Agreement below) being conditions subsequent to the obligations of the parties to this Letter Agreement, the Founder, FPAC, SL Fund and New Topco hereby agree that:

1. Immediately prior to the Merger Effective Time, and conditioned and effective upon the Closing:

(a) the Founder shall automatically irrevocably surrender and forfeit to New Topco, for no consideration and as a deemed contribution to the capital of New Topco, 2,500,000 shares of Class B common stock of FPAC (“Class B Shares”) held by the Founder as of immediately prior to the Merger Effective Time (such Class B Shares, the “Forfeited Securities”); and

(b) New Topco shall immediately cancel the Forfeited Securities.

2. Immediately following, and conditioned upon the consummation of the transaction described in paragraph 1 above the Founder shall, automatically and without any further action by the Founder, FPAC or New Topco, irrevocably waive the right to be issued shares of Class A common stock of FPAC (“Class A Shares”) into which, but for this paragraph, the Forfeited Securities would otherwise convert in accordance with Section 4.3(b)(i) of the Certificate of Incorporation.

3. Accordingly, following and conditioned upon the consummation of the transactions described in paragraphs 1 and 2 above, FPAC, at any time when, in accordance with Section 4.3(b)(i) of the Certificate of Incorporation, the Class B Shares convert to Class A Shares, shall not issue to holders of Forfeited Securities any Class A Shares the entitlement to which has been waived in accordance with paragraph 2 above.

4. The Founder hereby represents and warrants to FPAC, New Topco and SL Fund as of the date hereof and immediately prior to the transaction contemplated in paragraph 1 above as follows:

(a) The Founder owns free and clear of all Liens other than those created by this Agreement and those imposed by applicable law, including federal and state securities laws, 19,812,500 shares of FPAC Common Stock, of which 15,812,500 are Class B Shares.

(b) There are no voting trusts, proxies, partnership or other Contracts, investors’ rights Contracts, right of first refusal or co-sale Contracts, or registration rights Contracts or other agreements or understandings to which the Founder is bound with respect to the Forfeited Securities.

(c) The Founder has full power and authority to execute and deliver this Letter Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Letter Agreement have been, and the consummation of the transactions contemplated hereby has been, duly authorized by all requisite action by the Founder. This Letter Agreement has been duly and validly executed and delivered by the Founder and, assuming this Letter Agreement has been duly authorized, executed and delivered by each other party hereto, this Letter Agreement constitutes a legal, valid and binding obligation of the Founder enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Sections 12.01 (Waiver), 12.02 (Notices), 12.03 (Assignment), 12.06 (Governing Law), 12.09 (Entire Agreement), 12.10 (Amendments), 12.11 (Severability), 12.12 (Jurisdiction; WAIVER OF TRIAL BY JURY) and 12.13 (Enforcement) of the Merger Agreement are incorporated by reference herein. This Letter Agreement shall terminate, and have no further force and effect, if the transactions contemplated by the Merger Agreement (other than those contemplated by paragraphs 1 to 3 of this Letter Agreement above) are not consummated or the Merger Agreement is validly terminated in accordance with its terms prior to the Closing. This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[signature page follows]

Please indicate your agreement to the terms of this Letter Agreement by signing where indicated below.

FAR POINT LLC

By: Third Point LLC, investment manager of Cloudbreak Aggregator LP, its managing member

By: Third Point LLC, investment manager of Cloudbreak Aggregator LP, its managing member

By:	/s/ Josh Targoff
Name:	Josh Targoff
Title:	Chief Operating Officer and General Counsel

Accepted and Agreed:

FAR POINT ACQUISITION CORPORATION

By:	/s/ Thomas W. Farley
Name:	Thomas W. Farley
Title:	Chairman, Chief Executive Officer and President

SL GLOBETROTTER, L.P.

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Managing Director

GLOBAL BLUE GROUP HOLDING AG

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Director

[Signature Page to Founder Shares Surrender Agreement]

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. When used herein, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Far Point’s or Global Blue’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination; the ability to meet NYSE’s listing standards following the consummation of the transaction contemplated by the proposed business combination; costs related to the proposed business combination; Global Blue’s ability to execute on its plans; Global Blue’s estimates of the size of the markets for its solutions; Global Blue’s ability to identify and integrate acquisitions; the performance and security of Global Blue’s services; potential litigation involving Far Point or Global Blue; and general economic and market conditions impacting demand for Global Blue’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Far Point nor Global Blue undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional risks and uncertainties are identified and discussed in Far Point’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Non-GAAP Financial Measures

Pro forma Adjusted EBITDA is a non-GAAP financial measure that is not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and may be different from non-GAAP financial measures used by other companies. This non-GAAP financial measure should not be construed as an alternative to net income as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (each as determined in accordance with GAAP).

Additional Information and Disclaimer

In connection with the business combination, an affiliate of Global Blue intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of Far Point and a prospectus in connection with the business combination. The definitive proxy statement/prospectus and other relevant documents will be mailed to stockholders of Far Point as of a record date to be established for voting on the business combination. Stockholders of Far Point and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Far Point’s solicitation of proxies for the special meeting to be held to approve the business combination because these documents will contain important information about Far Point, Global Blue, and the business combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: Far Point Acquisition Corporation, 18 West 18th Street, New York, NY 10011. These documents, once available, and Far Point’s annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Far Point, Global Blue and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Far Point in connection with the business combination transaction. Stockholders of Far Point and other interested persons may obtain more information regarding the names and interests in the proposed transaction of Far Point’s directors and officers in Far Point’s filings with the SEC, including Far Point’s Annual Report on Form 10-K for the year-ended December 31, 2018, which was filed with the SEC on March 29, 2019. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

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